Filed by AdTheorent, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AdTheorent, Inc.

(Commission File No. 001-40116)

The following is a press release issued by AdTheorent on August 23, 2021.

AdTheorent Awarded Coveted Spot on Crain’s New York Business

2021 Best Places to Work in New York City

2021 Win Marks Eighth Consecutive Year Company Named Best Place to Work in NYC

New York, NY – August 23, 2021 -- AdTheorent, Inc. a digital advertising leader using advanced machine learning technology and solutions to deliver real-world value for advertisers and marketers, today announced that it is being recognized by Crain’s New York Business as a winner of its annual 100 Best Places to Work in New York City for the eighth year in a row. The top 100 companies were chosen based on their respective workplace policies, practices, and demographics. In partnership with Best Companies Group, Crain’s surveyed more than 20,000 employees across all five boroughs on the types of work atmospheres, leadership styles, opportunities for mentorship and professional growth, traditional benefits and atypical “work perks” that make a company a great place to work.

“Since we opened our doors in 2012, AdTheorent has focused on providing transformative technologies, products and solutions to make programmatic digital advertising more effective, efficient and privacy-forward, and none of this is possible without our team of smart and ambitious professionals,” said James Lawson, CEO of AdTheorent. “On the heels of our announcement that we will be going public on the Nasdaq stock market through a business combination with MCAP Acquisition Corporation, there has never been a more exciting time to be a part of the AdTheorent team and we thank Crain’s New York Business for their work to recognize businesses that prioritize people and strive to succeed in the right way.”

AdTheorent's programmatic platform uses award-winning data science and machine learning (ML) capabilities to deliver advertiser-specific business outcomes for top consumer brands.  AdTheorent’s proprietary suite of tools, methodologies and vertical solutions maximizes campaign performance and ROI for advertisers, while operating in a privacy-first manner. Since the company was founded, the AdTheorent team has worked together to build best-in-class technologies, products and solutions that deliver on our clients’ complex business objectives fueling year-over-year growth and profitability for nearly a decade. AdTheorent’s employees have a real opportunity for professional advancement due to AdTheorent’s company-wide growth, rapidly evolving technology and offerings, as well as impressive client roster. AdTheorent is an equal opportunity employer and seeks to foster community, inclusion, and diversity within the organization. AdTheorent offers excellent compensation and benefits, along with a generous PTO policy. AdTheorent has a culture of teamwork, collaboration and transparency and is actively hiring across all departments. To view current open positions, visit https://adtheorent.com/careers.

The rankings of the top 100 employers will be unveiled live at a virtual lunch event on September 23 at 12:30 p.m. and in the Crain’s New York Business September 27 publication.

About AdTheorent®

AdTheorent uses advanced machine learning technology and solutions to deliver impactful advertising campaigns for marketers. AdTheorent’s industry-leading machine learning platform powers its predictive targeting, geo-intelligence, audience extension solutions and in-house creative capability, Studio A\T. Leveraging only non-sensitive data and focused on the predictive value of machine learning models, AdTheorent’s product suite allows advertisers to identify the most qualified individuals coupled with the optimal creative experience to deliver superior results, measured by each advertiser’s real-world business goals. AdTheorent’s award-winning platform and capabilities are also available through a first-of-its-kind Direct Access offering. Direct Access gives brands and agencies user access to the AdTheorent platform to self-optimize KPI performance, delivery and costs, supplemented by a level of service not typically provided by self-service solutions.

AdTheorent is consistently recognized with numerous technology, product, growth and workplace awards. AdTheorent was awarded “Best AI-Based Advertising Solution” (AI Breakthrough Awards) and “Most Innovative Product” (B.I.G. Innovation Awards) for four consecutive years. Additionally, AdTheorent is the only five-time recipient of Frost & Sullivan’s “Digital Advertising Leadership Award”. AdTheorent is headquartered in New York, with fourteen offices across the United States and Canada. For more information, visit adtheorent.com.

About Crain’s New York Business

Crain's New York Business provides news, information, analysis and connections on all facets of New York through the prism of business. Through its daily news coverage on crainsnewyork.com, its weekly coverage in print, its newsmaker forums and topical events that bring together the city's diverse business communities, Crain's New York Business is the leading source of information on the New York economy, the companies, industries and institutions that operate here and the entrepreneurs and innovators who drive the city's growth.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the proposed merger with AdTheorent, Inc. (“AdTheorent”), MCAP Acquisition Corporation (“MCAP”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement/prospectus of MCAP, and will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and stockholders of AdTheorent and MCAP are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed AdTheorent, MCAP and the proposed business combination transaction. The documents filed by MCAP with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to MCAP Acquisition Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

Participants in the Solicitation

MCAP, AdTheorent and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from MCAP’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in MCAP will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about MCAP’s directors and executive officers and their ownership of MCAP common stock is set forth in MCAP’s prospectus, dated February 25, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation (including AdTheorent and its members and executive officers) will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge as indicated above.

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Contact:

Melanie Berger, AdTheorent

melanie@adtheorent.com

850-567-0082